SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Juniper Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.00001
(Title of Class of Securities)

48203R104
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.           NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[x]
           (b)[ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
12,920,415

8           SHARED VOTING POWER
0

9.           SOLE DISPOSITIVE POWER
12,920,415

10.           SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,920,415

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES                                                                [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%

14.           TYPE OF REPORTING PERSON
PN

1.           NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[x]
           (b)[ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8           SHARED VOTING POWER
23,995,185

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
23,995,185

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,995,185

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES                                                                [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14.           TYPE OF REPORTING PERSON
PN

1.           NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[x]
           (b)[ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8           SHARED VOTING POWER
23,995,185

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
23,995,185

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,995,185

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES                                                                [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14.           TYPE OF REPORTING PERSON
CO

This Schedule 13D reflects the beneficial ownership of the Reporting Persons (as defined below) as of the close of business on March 12, 2014, and amends and supplements the Schedule 13D filed on January 13, 2014, as previously amended (the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.                      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Elliott Working Capital	$299,759,810
Elliott International Working Capital	$556,699,710

ITEM 4.                      Purpose of Transaction.

Item 4 is hereby amended to add the following:

Elliott remains in active dialogue with the Issuer and believes the Issuer's shares are significantly undervalued.

ITEM 5.                      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 501,120,337 shares of Common Stock outstanding as of February 21, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2014.

Elliott individually beneficially owns 12,920,415 shares of Common Stock constituting approximately 2.6% of all of the outstanding shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 23,995,185 shares of Common Stock constituting approximately 4.8% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own  36,915,600 shares of Common Stock constituting approximately 7.4% of all of the outstanding shares of Common Stock.

(b)           Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)           The transactions effected by the Reporting Persons in the Common Stock since the filing of Amendment No. 1 to the Schedule 13D, filed with the Securities and Exchange Commission on February 24, 2014 (“Amendment No. 1”), are set forth on Schedule 1 attached hereto.

(d)           No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)           Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

On February 20, 2013, the Reporting Persons and the Issuer entered into a Letter Agreement as described in Amendment No. 1 and attached thereto as Exhibit C.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated to read as follows:

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – Elliott Management’s Perspectives (previously filed)

Exhibit C - Letter Agreement, dated February 20, 2014, between Juniper Networks, Inc., Elliott Associates, L.P. and Elliott International, L.P. (previously filed)

Schedule 1 - Transactions of the Reporting Persons Effected Since the Filing of Amendment No. 1.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  March 12, 2014

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg_________________
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL, L.P.
By:           Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By: /s/ Elliot Greenberg_________________
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg_________________
Elliot Greenberg
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected
Since the Filing of Amendment No. 1 to the Schedule 13D

The following transactions were effected by Elliott Associates, L.P. since the filing of Amendment No. 1 to the Schedule 13D:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share ($) (excl. commissions)
12-Mar-2014	Common Stock	175,000.000000	25.446300
12-Mar-2014	Common Stock	122,500.000000	25.438600
11-Mar-2014	Common Stock	15,754.000000	25.897500
11-Mar-2014	Common Stock	35,000.000000	25.711300
11-Mar-2014	Common Stock	35,000.000000	26.118500
11-Mar-2014	Common Stock	122,500.000000	25.915600
11-Mar-2014	Common Stock	175,000.000000	25.571000
11-Mar-2014	Common Stock	35,000.000000	26.150000
10-Mar-2014	Common Stock	52,500.000000	26.041300
07-Mar-2014	Common Stock	36,746.000000	26.257000
07-Mar-2014	Common Stock	35,000.000000	26.249600
07-Mar-2014	Common Stock	35,000.000000	26.239800
04-Mar-2014	Common Stock	525,000.000000	26.416000
04-Mar-2014	Common Stock	87,500.000000	26.255200
03-Mar-2014	Common Stock	17,500.000000	26.520000
03-Mar-2014	Common Stock	35,000.000000	26.400400
03-Mar-2014	Common Stock	35,000.000000	26.400100
03-Mar-2014	Common Stock	30,815.000000	26.573700
28-Feb-2014	Common Stock	56,685.000000	26.435700
28-Feb-2014	Common Stock	35,000.000000	26.529900
28-Feb-2014	Common Stock	70,000.000000	26.594600
28-Feb-2014	Common Stock	70,000.000000	26.529400
28-Feb-2014	Common Stock	52,500.000000	26.447500
28-Feb-2014	Common Stock	35,000.000000	26.564000

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) since the filing of Amendment No. 1 to the Schedule 13D:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share ($) (excl. commissions)
04-Mar-2014	Common Stock	1,750,000.000000	11.000000

The following transactions were effected by Elliott International, L.P. since the filing of Amendment No. 1 to the Schedule 13D:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share ($) (excl. commissions)
12-Mar-2014	Common Stock	227,500.000000	25.438600
12-Mar-2014	Common Stock	325,000.000000	25.446300
11-Mar-2014	Common Stock	65,000.000000	26.118500
11-Mar-2014	Common Stock	65,000.000000	26.150000
11-Mar-2014	Common Stock	29,258.000000	25.897500
11-Mar-2014	Common Stock	325,000.000000	25.571000
11-Mar-2014	Common Stock	65,000.000000	25.711300
11-Mar-2014	Common Stock	227,500.000000	25.915600
10-Mar-2014	Common Stock	97,500.000000	26.041300
07-Mar-2014	Common Stock	68,242.000000	26.257000
07-Mar-2014	Common Stock	65,000.000000	26.239800
07-Mar-2014	Common Stock	65,000.000000	26.249600
04-Mar-2014	Common Stock	975,000.000000	26.416000
04-Mar-2014	Common Stock	162,500.000000	26.255200
04-Mar-2014	Common Stock	3,250,000.000000	11.000000
03-Mar-2014	Common Stock	65,000.000000	26.400100
03-Mar-2014	Common Stock	32,500.000000	26.520000
03-Mar-2014	Common Stock	65,000.000000	26.400400
03-Mar-2014	Common Stock	57,227.000000	26.573700
28-Feb-2014	Common Stock	97,500.000000	26.447500
28-Feb-2014	Common Stock	65,000.000000	26.564000
28-Feb-2014	Common Stock	130,000.000000	26.529400
28-Feb-2014	Common Stock	65,000.000000	26.529900
28-Feb-2014	Common Stock	105,273.000000	26.435700
28-Feb-2014	Common Stock	130,000.000000	26.594600